UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

INFORMATION STATEMENT PURSUANT TO SECTION 14(f)
OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

LIFE NUTRITION PRODUCTS, INC.
 (Name of Registrant as Specified In Its Charter)

Delaware	42-1743717	001-34274
(State or other jurisdiction of incorporation)	(IRS Employer File Number)	(Commission File No.)

20 Broad Street, 7th floor
New York, New York 10005
 (Address of principal executive offices)

(212) 797-7833
 (Registrant’s telephone number, including area code)

LIFE NUTRITION PRODUCTS, INC.
20 Broad Street, 7th floor
New York, New York 10005

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

Notice of Change in the
Majority of the Board of Directors

March 11, 2013
___________

GENERAL INFORMATION

The information contained in this Information Statement is being furnished to all holders of record of common stock, par value $0.0001 (the “Common Stock”), of Life Nutrition Products, Inc., a Delaware corporation (referred to herein as the “Company”, “we”, “us” and “our”), at the close of business on March 11, 2013 in accordance with the requirements of Section 14f of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 thereunder in order to effect a change in the majority of the Company’s board of directors (the “Board of Directors”) other than by a meeting of stockholders.  This Information Statement is being distributed on or about March 15, 2013.

THE COMPANY URGES YOU TO READ THIS INFORMATION STATEMENT CAREFULLY, BUT YOU ARE NOT REQUIRED TO TAKE ANY ACTION IN CONNECTION WITH THIS INFORMATION STATEMENT.

NO VOTE OR OTHER ACTION BY THE COMPANY’S STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

BACKGROUND

On December 7, 2012, the Company entered into a share exchange agreement (the “Exchange Agreement”) with ADGS Advisory Limited, a Hong Kong corporation (“ADGS”), and ADGS Advisory (Holding) Limited, a British Virgin Islands corporation (“ADGS Holding”).  Pursuant to the Exchange Agreement, at the closing of the transaction contemplated thereunder (the “Transaction”), the Company has agreed to acquire 100% of the issued and outstanding capital stock of ADGS, making ADGS a wholly-owned subsidiary of the Company.  In consideration for the purchase of 100% of the issued and outstanding capital stock of ADGS, the Exchange Agreement provided that we would issue a total of 20,155,000 newly issued shares of the Company’s common stock.

The closing of the Transaction is conditioned upon, among other things, satisfactory due diligence investigations by the parties, the purchase by certain designees of ADGS of a total of 2,000,000 shares of the Company’s common stock from existing shareholders of the Company in unrelated transactions, the accuracy at closing of the representations made by the parties in the Exchange Agreement, the exchange of the Company’s notes payable for 750,000 shares of the Company’s common stock and the obtaining of necessary consents.  In addition, immediately prior to the closing, the officers and directors of the Company shall resign from such positions and designees of ADGS shall be duly appointed. The closing of the Transaction is expected to occur on or before March 31, 2013.  It is expected that prior to the closing, an amendment to the Share Exchange Agreement will be entered into so that all of the outstanding shares of Almonds Kisses Limited (BVI), a British Virgin Islands company (“Almonds Kisses BVI”), will be acquired instead of the shares of ADGS on the same terms and conditions set forth in the Share Exchange Agreement.  Almonds Kisses BVI is the owner of 100% of the issued and outstanding capital stock of ADGS.  The Share Exchange Agreement incorrectly indicated that such owner was ADGS Holdings.

You are receiving this Information Statement because the Company will be appointing three new members to the Board of Directors of the Company in connection with the closing of the Transaction.  Pursuant to Section 14f of the Exchange Act and the rules promulgated thereunder, the information contained in this Information Statement must be filed with the Securities and Exchange Commission (the “SEC”) and distributed to stockholders at least 10 days before the appointments can become effective.

The information contained in this Information Statement concerning each person chosen for the Company’s Board of Directors has been furnished to the Company by ADGS and each individual, and the Company assumes no responsibility for the accuracy, completeness or fairness of any of that information.

DIRECTORS AND EXECUTIVE OFFICERS

Set forth below are our present directors and executive officers.  Directors are elected to serve until the next annual meeting of stockholders and until their successors have been elected and have qualified.  Officers serve at the discretion of the Board of Directors.

		Position and Offices	Director
Name	Age	with Company	Since

Chu Zhanjun	42	Chief Executive Officer, President, Chief Financial Officer and Director	May 2011

Li Gang	34	Director	May 2011

Set forth below are brief accounts of the business experience during the past five years of each director and executive officer of the Company.

CHU ZHANJUN has been our President, Chief Executive Officer, Principal Financial Officer and a director of the Company since May 2011.  Since 2008 Mr. Chu managed Dalian Kaida Venture Capital in China as the Executive of Administration, whose duties cover: organizing significant events and activities related to company’s administrative affairs; directing logistic division to create a sound working environment; and leading crews, on a regular basis, to review functional responsibilities so that they may timely spot problems and thus make corrections.  From 2001 to 2007, he was co-manager general of Solar Group-Dalian Hi-Tech Corporation, assisting manager general to form strategies related to company development, business and operations; streamline in-house governance; stipulate rules regarding corporate structure, management system, business morals and the like; and oversee the execution of plans and strategies.   From 1994 to 1996, Mr. Chu held the position as the Manager of Planning Department of Solar Town Hotel, in Jiamusi City, Heilongjiang Province, and later was promoted and worked as the Director of this department until 2000. His responsibilities comprised developing company’s strategic plan, brand strategies and marketing. He attended Heilongjiang Business School from year 1989 to 1993 and obtained his bachelor degree of business management.

LI GANG has been our director since May 2011.  Since 2010, Mr. Li been employed by Dalian Kaida Venture Capital as the Manager General of Office Administration, whose duties include: receiving and entertaining important guests to the company; responding to important, administration-related correspondences; organizing regular examinations related to fire protection and security, thus creating a safe working environment; dealing matters in field of laws and enforcing guidelines and inspections in connection with confidential issues; smoothing in-house cooperation and settling the disputes arising; overseeing the execution of company’s management model, soliciting /analyzing feedbacks and making reports to manager general; securing full knowledge of company’s internal operations and making reports to manager general if necessary; and forging cooperative liaisons with external bodies on behalf of the company.  From 2006 to 2009, he was the Director of Office Administration of Solar Group, and from 2002 to 2005, Mr. Li was the Manager of Information Department of Solar Group-Dalian Hi-Tech Corporation.  Mr. Li attended Heilongjiang Jiamusi University from year 1997 to 2001 and obtained his bachelor degree of computer.

Upon completion of the Transaction, the foregoing officers and directors of the Company shall resign from such positions and designees of ADGS shall be duly appointed.  The following persons have been designated by ADGS to serve on the Board of Directors of the Company effective upon closing.  In addition to serving on the Board of Directors, it is expected that Li Lai Ying will be Chairman, Chief Executive Officer and Chief Financial Officer of the Company and Tso Yin Yee will be the Chief Operating Officer.

LI LAI YING (age 57) has been Chief Executive Officer of ADGS since April 2011.  She will be responsible for the strategic planning, overall operation of the Company and will oversee the financial reporting matters for the Company.  Ms. Li has served as a Director of Rodney Engineering Company Limited (“Rodney”) since 1980 which company provides construction auditing and construction management services.  Ms. Li holds overall responsibility of Rodney for daily operation and management.  She has over 30 years experience in project management and construction auditing.  Ms. Li’s leadership experience and knowledge were important qualifications considered in designating her for appointment to the Board.  In addition, as the Chief Executive Officer, her presence on the Board will assist the Board in remaining informed regarding the operations of the Company and the progress on business plans.

TSO YIN YEE (age 38) has been Chief Operating Officer and a Director of ADGS since April 2011.  She will oversee the daily business operations of the Company.  Ms. Tso is a Practicing Certified Public Accountant in Hong Kong since January 2005 and received her bachelor’s degree in accountancy from the Hong Kong Polytechnic University. From May 2006 to March 2011, she was a Director of Honest Joy Accounting Service Co., Ltd. Ms. Tso is an experienced insolvency practitioner being appointed as Joint and Several Provisional Liquidator under Panel ‘T’ by Official Receiver’s Office under Government of Hong Kong Special Administrative Region for the period of 24 months from January 1, 2012 to December 31, 2013.

PANG YIU KWONG (age 50) is a practicing member of Hong Kong Law Society since November 1999 and has been an attorney with Michael Pang & Co. in Hong Kong since April 2004. Mr. Pang is an experienced insolvency practitioner being appointed as Joint and Several Provisional Liquidator under Panel ‘T’ by Official Receiver’s Office under Government of Hong Kong Special Administrative Region for the period of 24 months from January 1, 2012 to December 31, 2013.

There are no family relationships of any kind among our directors, executive officers, or persons nominated or chosen by us to become directors.  Li Lai Ying, who will be Chairman, Chief Executive Officer and Chief Financial Officer of the Company, is the mother of Tong Wing Shan and Tong Wing Yee, who will be the two largest shareholders of the Company upon completion of the Transaction.

To the knowledge of the Company, none of the directors, executive officers, or persons nominated or chosen by us to become directors has been personally involved in any legal proceedings as defined in Section 401 of Regulation S-K in the past ten years.

Director Independence

We cannot guarantee that our Board of Directors will always have a majority of independent directors. In the absence of a majority of independent directors, our executive officer, who is also a principal stockholder and director, could establish policies and enter into transactions without independent review and approval thereof. This could present the potential for a conflict of interest between the Company and its stockholders generally and the controlling officers, stockholders or directors.

Board Committees

As of the date hereof, we do not have an audit, compensation or nominating committee. Such functions are carried out by our Board of Directors, and our Board of Directors does not believe the expense of hiring a financial expert would be beneficial to the Company.  After the closing for the Transaction, the new directors may establish an audit, compensation and nominating committee in the future.

Policy Regarding Director Attendance at Annual Meetings

We did not have any annual meetings of shareholders in 2011 or 2012. We expect to adopt a policy regarding director attendance at annual shareholders meetings prior to our next annual meeting of shareholders.

Shareholder Communications with the Board

The Board has implemented a process by which shareholders may send written communications to the Board’s attention.  Shareholders of the Company may send written communications to the Board of Directors or any individual director by sending such communications addressed to Life Nutrition Products, Inc. Board of Directors, 20 Broad Street, 7th Floor, New York, NY 10005.  All such communications will be compiled by the Secretary and submitted to the Board or individual director on a periodic basis.

Director Nominations

The Board considers recommendations for director nominees from a wide variety of sources, including members of the Board, business contacts, community leaders, third-party advisory services and members of management.  The Board also considers shareholder recommendations for director nominees that are properly received in accordance with the Company’s Bylaws and applicable rules and regulations of the SEC.  The Board determines the required selection criteria and qualifications of director nominees based upon our needs at the time nominees are considered.  Minimum criteria for director nominees have not yet been established by the Board.

We have not yet adopted a procedure for shareholders to bring a nomination for a director candidate before a shareholders meeting.  We expect to adopt such a procedure prior to our next annual meeting.

Compliance with Section 16(a) of the Exchange Act

Section 16(a) of the Exchange Act requires our directors, executive officers and any persons beneficially holding more than ten percent (10%) of our common stock to report their ownership of common stock and any changes in that ownership to the SEC. The SEC has established specific due dates for these reports, and we are required to report in this document any failure to file by these dates.  We believe that all report transactions, if any, have been reported or included in the appropriate filings submitted to the SEC, except that Mr. Chu Zhanjun, an officer and director, has not filed a Form 3, and Mr. Li Gang, a director, has not filed a Form 3.  Our former CEO and director, Mr. Michael Salerno, who served as our officer and director until May 2011, did not file a Form 3.

Code of Ethics

The Company has adopted a code of ethics which is applicable to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar function, directors and/or employees. The code of ethics was filed with our S-1 Registration Statement on July 21, 2008.

VOTING SECURITIES AND CERTAIN BENEFICIAL OWNERSHIP

Voting Securities

As of the date of this Information Statement, the authorized capital stock of the Company consisted of 50,000,000 shares of common stock, par value $0.0001 per share, of which 4,095,000 are issued and outstanding, and 2,000,000 shares of preferred stock, par value $0.0001 per share, of which none are issued or outstanding. Each share of common stock is entitled to one vote on all matters upon which such shares can vote. All shares of common stock are equal to each other with respect to the election of directors and cumulative voting is not permitted.  There are no preemptive rights.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information regarding the beneficial ownership of the Company’s common stock as of the date hereof, by (i) each person who is known by the Company to own beneficially more than 5% of the Company’s outstanding common stock; (ii) each of the Company’s directors; and (iii) directors and officers of the Company as a group:

This information as to beneficial ownership was furnished to us by or on behalf of the persons named. Unless otherwise indicated, the business address of each person listed is 20 Broad Street, 7th Floor, New York, New York 10005.  Information with respect to the percent of class is based on outstanding shares of common stock as of the date hereof. Except as otherwise indicated and pursuant to applicable community property laws, to our knowledge, each stockholder has sole power to vote and dispose of all the shares of common stock listed opposite his name.

For purposes of this table, each person is deemed to have beneficial ownership of any shares of our common stock such person has the right to acquire on or within 60 days of this annual report.

	Shares	Percent(1)
Name and Address	Owned	of Class

Asset Intelligence Ltd.	280,000	6.8%

Clover Meadow Corp.	280,000	6.8%

David Moss	225,000	5.5%
30872 Hunt Club Drive
San Juan Capistrano, CA

Robert Gelfand	225,000	5.5%
1711 Drummon Drive
Vancouver, BC Canada

Chu Zhanjun	0	0%

Li Gang	0	0%

All Directors & Officers
as a Group (2 persons)	0	0%

(1)	Based upon 4,095,000 issued and outstanding shares of common stock.

Upon closing of the Transaction, there will be 25,000,000 shares of common stock issued and outstanding.  The following table sets forth the number of shares of common stock expected to be beneficially owned by each person who, as of the closing, will own beneficially more than 5.0% of the Company’s common stock, as well as the ownership of such shares by each new director of the Company and the shares beneficially owned by directors and officers as a group.  It is expected that prior to the closing, an amendment to the Share Exchange Agreement will be entered into so that all of the outstanding shares of Almonds Kisses Limited (BVI), a British Virgin Islands company (“Almonds Kisses BVI”), will be acquired instead of the shares of ADGS on the same terms and conditions set forth in the Share Exchange Agreement.  Almonds Kisses BVI is the owner of 100% of the issued and outstanding capital stock of ADGS.  The Share Exchange Agreement incorrectly indicated that such owner was ADGS Holdings.  The business address of each person listed below is Units 2611-13A, 26/F, 113 Argyle Street, Mongkok, Kowloon, Hong Kong, SAR. Except as otherwise indicated and pursuant to applicable community property laws, to our knowledge, each stockholder will have sole power to vote and dispose of all the shares of common stock listed opposite his or her name.

	Shares		Percent(1)
Name and Address	Owned		of Class

Tong Wing Shan	9,069,750		36.3%

Tong Wing Yee	9,069,750		36.3%

Li Lai Ying	0	(2)	0%

Tso Yin Yee	655,037		2.6%

Pang Yiu Kwong	503,875		2.0%

All Directors & Officers
as a Group (3 persons)	1,158,912		4.6%

(1)	Based upon 25,000,000 issued and outstanding shares of common stock.

(2)	Does not include shares owned by Tong Wing Shan and Tong Wing Yee, daughters of Li Lai Ying.

EXECUTIVE COMPENSATION

We did not pay and cash or other compensation to our executive officers for the years ended December 31, 2012 and December 31, 2011.

Compensation of Directors

We did not pay and cash or other compensation to our directors for the years ended December 31, 2012 and December 31, 2011.

Outstanding Equity Awards at Fiscal Year End

For the year ended December 31, 2012, no director or executive officer has received compensation from us pursuant to any compensatory or benefit plan.

Certain Relationships and Related Transactions

Since January 1, 2012, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we were or will be a party: (i) in which the amount involved exceeds the lesser of $120,000 or one percent of the average of our total assets at year-end for the last two completed fiscal years; and (ii) in which any director, executive officer, person nominated or chosen to become a director, shareholder who beneficially owns 5% or more of our common stock or any member of their immediate family had or will have a direct or indirect material interest.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

The Company is subject to the information and reporting requirements of the Exchange Act and, in accordance therewith, files periodic reports, documents and other information with the SEC relating to its business, financial condition and related matters. These reports and other information may be inspected and are available for copying at the offices of the SEC, 100 F Street, N.E., Washington, D.C. 20549 and are additionally available on the SEC’s internet website at www.sec.gov.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this Information Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

LIFE NUTRITION PRODUCTS, INC.

Dated: March 11, 2013	By:	/s/ Chu Zhanjun
Chu Zhanjun,
President